

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2025

Jason Clemens
Chief Financial Officer
AdaptHealth Corp.
220 West Germantown Pike Suite 250
Plymouth Meeting , PA 19462

> **Re: AdaptHealth Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2024**
> **Filed February 25, 2025**
> **File No. 001-38399**

Dear Jason Clemens:

    We have completed our review of your filing. We remind you that the company and
its management are responsible for the accuracy and adequacy of their disclosures,
notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services